SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2007

Grupo TMM, S.A.B.

By:
______________________________________
Juan Fernández Galeazzi
Financial Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated October 11, 2007 (GRUPO TMM ANNOUNCES DATES FOR THIRD-QUARTER AND FIRST NINE-MONTHS OF 2007 EARNINGS RELEASE AND CONFERENCE CALL)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analysts, media)
Chief Financial Officer	312-726-3600
011-5255-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Investor Relations
1-203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Investor Relations
011-525-55-629-8866 ext.3421 or 1-917-597-5361
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES DATES FOR THIRD-QUARTER AND
FIRST NINE-MONTHS OF 2007 EARNINGS RELEASE AND CONFERENCE CALL

(Mexico City, October 11, 2007) - Grupo TMM, S.A.B. (BMV: TMM A and NYSE: TMM) will publish third-quarter and first nine-months 2007 financial results on Thursday, October 25, after the close of trading on the New York Stock Exchange.

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, October 26 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 866-542-4238 (domestic) or 416-641-6127 (international) and provide conference ID 3238423 at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=42831.

A replay of the conference call will be available through Friday, November 2, at 11:59 p.m. Eastern Time, by dialing 800-408-3053 or 416-695-5800, and entering conference ID 3238423. On the Internet, a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=42831.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com.